April 17, 2020

M. Jay Allison
Chairman of the Board and Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

       Re: Comstock Resources, Inc.
           Registration Statement on Form S-3
           Filed April 14, 2020
           File No. 333-237677

Dear Mr. Allison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Jack E. Jacobsen